ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

02 OCT 22 AM 10: 18

16 October 2002

02055411

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/29

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
16 October 2002 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

16 October 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

RAINOSEK-3 WELL SPUDS

GULF COAST OF USA

RAINOSEK-3 SPUDS (FAR 20%)

The Rainosek-3 well has commenced and is presently drilling 12.5 inch hole at 1,475 feet using Grey Wolf Drilling Company land rig 454. The Rainosek-3 well is a planned 8,750-foot test of nine potential Eocene Wilcox pay zones expected to take 16 days.

The timing of the well and the fact the proposed location is less than 200 feet from an existing gas line should enable early production at energy prices normally associated with the North American winter.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

The Rainosek Project is seen as offering low risk but high potential. The initial well, if successful, will be followed by the re-entry and stimulation of an existing Midcox producer. Importantly the project is supported by subsurface well control and 3D seismic. Three additional locations have been identified for drilling during 2003.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Earlier economic modelling for Rainosek was based on an independent Engineering Study prepared by Haas Petroleum Engineering Services, Inc of Dallas, Texas. Using pricing parameters of US$20 per bbl and US$2.20 per mcf with escalation, the project (100%) returned a present worth discounted at 10 percent of US$14.9 million. Prices used in the study compare to current product prices of approximately US$29 per bbl for oil and US$4.20 per mcf for gas.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

AUSTRALIA

ARGOS-1 WELL SCHEDULED FOR 7 NOV 2002

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Apache Energy has revised the spud date for the Argos Prospect to 7 November 2002. Argos will be drilled using the Apache operated Ensco 56 jackup rig. The revised spud date follows a discovery made in an Apache operated program at Harriet using the same rig. The final spud date may vary depending upon rig duration on earlier wells.

Argos is on trend and approximately 4 km south of the Woodside operated Legendre Field commissioned mid 2001 at 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development.

Due to the close proximity of the "Ocean Legend" platform facility at the Legendre Field a development term of less than twelve months for first production from Argos is possible. Contingent upon the outcome of the Argos well, FAR has initiated preliminary project financing discussions concerning the funding of its share of the total estimated $44 million development costs involving a subsea tie back to the "Ocean Legend".

Commenting on drilling activities, FAR's Chairman, said that:

> *"With US gas prices around US$4.20 per thousand cubic feet the timing for Rainosek-3 could not be more opportunistic. If Rainosek drills out on prognosis then FAR could see energy sales within 30 days of completing the well. Given 3-D seismic coverage tied into nearby production we have good cause to be optimistic.*
>
> *The revised drill date for Argos should see the well spud soon after Rainosek which is ideal from a timing viewpoint. Both wells are capable of significantly lifting the production profile of FAR with robust economics and rapid payback possible."*

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au